

Mail Stop 4631   May 27, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Yun Bo Wang, Chief Executive Officer
  and President
Rodon, Inc.
North Jianguo Street, 707 Building,
1 Section, 1204 Room
Hanzhou, Zhejiang Province, China 310004

**Re   :   Rodon, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed on: May 14, 2010
               File No.: 333-164454**

Dear Mr. Wang:

        We have reviewed your filing and have the following additional comments.

Product overview, page 17

1. We note your response to comment four in our letter dated February 16, 2010. As
    previously requested, please modify your discussion to specify what "material"
    you are referring to in the first sentence. Please delete the link to the website and
    add a brief description of the material.

Competition, page 20

2. We note your response to comment 10 in our letter dated February 16, 2010.
    Please delete the link to the website that list 38 North American companies in the
    business of tile distribution. You may not disclose information in the prospectus
    in this manner. Generally, the names of competitor need not be disclosed.
    However, if the company knows or has reason to know that one or a small number
    of competitors is dominant in the industry, it should be identified in compliance
    with Item 101(c)(1)(x) of Regulation S-K.

Available Information, page 25

3. Please delete the following statement as it is inappropriate: "the statements we
    have made in this prospectus are qualified in their entirety by reference to these

additional materials." Please refer to Rule 411(a) under the Securities Act of 1933, as amended.

Executive Compensation, page 27
Summary Compensation Table, page 27

4. We note your response to comment 12 in our letter dated February 16, 2010. The third paragraph should be preceded by an appropriate subheading, e.g. "Potential Conflicts of Interest." The section should be expanded to discuss the potential conflicts of interests that may arise in business opportunities presented to Rodon and to Hangzhou Yongsheng Foreign Trade Company.

Financial Statements

5. Please include updated interim financial statements for the fiscal quarter ended February 28, 2010 and corresponding prior period. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance. Please update other areas of your Form S-1 for the interim period financial information.

General

As appropriate, please amend your registration statement in response to these comments

You may contact Tracey Houser, Accountant at (202) 551-3736 or Terence O'Brien, Chief Accountant at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller at (202) 551-3711 or Dietrich King, Attorney at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director